UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



SCHEDULE 13G


Under the Securities Exchange Act of 1934

Amendment No. 1

Nordion Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of
Securities)


65563C105
(CUSIP
Number)

N/A- This amendment is being filed
to correct an erroneous filing
made on 7/10/2013.

(Date of Event Which Requires Filing of this
Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


Rule
N/A



CUSIP No.65563C105


1.Names of Reporting Persons. Breithorn Capital Management LLC
This amendment is being filed
to correct an erroneous filing
made on 7/10/2013.
The Reporting Person has not breached the 5% beneficial ownership requiring a
Schedule 13G filing.

I.R.S. Identification Nos. of above persons (entities only).



Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7/17/2013
Date

/s/ Vanessa Fiore
Signature

Vanessa Fiore, CCO
Name/Title





Attention: Intentional misstatements or omissions of fact constitute F ederal criminal violations (See 18 U.S.C. 1001)